FLAMEMASTERCORPORATION

EARNINGS PER SHARE CALCULATIONS

SEPTEMBER 30, 2001

EXHIBIT I

BASIC
Income from Operations		$647,024
Preferred Dividends		-
Income Available To Common Shareholders		$647,024

Weighted Average Shares Outstanding
Common Stock - Average Outstanding	1,596,471
Common Stock Options	-
Weighted Average Shares Outstanding	1,596,471
Basic Earnings per Share		$0.41

DILUTED
Income from Continuing Operations		$647,024
Interest from Convertible Notes		26,366
Diluted Income		$673,390

Net Weighted Shares Outstanding
Common Stock - Average Outstanding	1,596,471
Convertible Notes	37,788
Net Weighted Shares Outstanding	1,634,259

Diluted Earnings per Share		$0.41